U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

  Rodgers                           Shane                  X.G.
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   (Last)                           (First)             (Middle)

  1420 Peerless Place, Apt. 302
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                                    (Street)

  Los Angeles                       California           90035
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   (City)                           (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

  Chancellor Group, Inc./CHAG
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

  July/2001

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
       President
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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
FORM 4 (continued)

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock                          1/1/01          G               10,000      D     N/A                      D
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Common Stock                          1/5/01          A              300,000(1)   A     $.30                     D
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Common Stock                          2/1-23/01       S                62,500     D     $.216                    I     By Horizon IV
                                                                                                                       Trust
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Common Stock                          2/23/01         J                5,000(2)   D     $.33                     D
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Common Stock                          3/02/01         P                8,300      A     $.20                     D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          3/13-28/01      S               90,000      D     $.231                    I    Horizon IV
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Common Stock                          3/21/01         A               70,000(1)   A     $.30                     D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          3/29/01         A               61,000(3)   A     $.50                     D
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Common Stock                          4/23/01         P               10,000      A     $.305                    D
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Common Stock                          5/9/01          S               15,000      D     $.38                     I     Horizon IV
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Common Stock                          5/18/01         A              500,000(1)   A     $.30                     I     Horizon IV
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          5/8-6/8/01      S               25,000      D     $.37                     D
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Common Stock                          6/7/01          P              100,000      D     $.17                     I     Horizon IV
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Common Stock                          6/8/01          S              100,000      A     $.17     10,125,000      I     Horizon IV
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Common Stock                          6/28/01         X            1,625,000(4)   A     $10                      I     By Horizon II
                                                                                        total                          Trust
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Common Stock                          6/28/01         C            5,200,000(5)   A     $10
                                                                                        total     6,825,000      I     Horizon II
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Common Stock                          7/27/01         S               30,000      D     $.12        321,400      D
====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Options to purchase                                                         Common               $10                       Horizon
Common Stock(4)     $6.00   6/28/01   X            1,625,000                Stock     1,625,000  total    -0-       I      II Trust
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Convertible                                                                 Common               $10                       Horizon
preferred stock     -       6/28/01   C               31,200                Stock     5,200,104  total    -0-       I      II Trust
(5)
====================================================================================================================================

Explanation of Responses:

(1) Award for compensation valued at $.30 per share.

(2) 5,000 shares of common stock were assigned to Ashraf Khan to compensation him for his 15,000 common shares sold at $.33 per share for the purpose of paying Chancellor's third parties expenses pursuant to a financing transaction with West Park Financial.

(3)  Award for compensation valued at $.50 per share.

(4)  Two-year   options  to  purchase   1,625,000   common  stock  for  a  total
consideration of $10 awarded to Mr. Rodgers for his work in acquiring Litchfield Petroleum Ltd. for Chancellor Group.

(5) 31,200 shares of convertible preferred stock were received for a total consideration of $10. One share of convertible preferred stock converts to
166.67 shares of common stock. Therefore, 31,200 shares of convertible preferred stock convert to 5,200,104 shares of common stock.



     /s/ Shane Rodgers                                    August 16, 2001
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).